FOR IMMEDIATE RELEASE

                                    CONTACT: PAMELA SHERRY
                                    TELEPHONE: 336-584-5171,
                                    EXT. 4855

       LABCORP-REGISTERED TRADEMARK- NAMES MYLA LAI-GOLDMAN
          CHIEF SCIENTIFIC OFFICER AND MEDICAL DIRECTOR


BURLINGTON, NC, APRIL 23, 1998 _ Laboratory Corporation of America-Registered Trademark-) Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced the appointment of Myla Lai-Goldman, M.D. to the newly-created position of Executive Vice President, Chief Scientific Officer and Medical Director of LabCorp. In this new capacity Dr. Goldman will join the Executive Committee of the Company.

"We are fortunate to have an individual with Dr. Goldman's credentials join LabCorp's executive management team," said Thomas P. Mac Mahon, President and Chief Executive Officer of LabCorp. "Dr. Goldman's strong scientific and medical background is highly complemented by her extensive management and operational experience, particularly in one of LabCorp's strategic areas of future growth, molecular diagnostics specializing in infectious disease and genetic testing."

In her expanded role, Dr. Goldman will oversee all technology and quality assessment for LabCorp, and consult senior management on scientific and medical issues. She will continue to manage LabCorp's Center for Molecular Biology and Pathology located in Research Triangle Park, North Carolina. Specialists at the Center's infectious disease laboratory focus on state-of-the-art technologies such as PCR and DNA probes to improve patient care by rapidly detecting, identifying, and quantifying pathogens. The facility maintains a team of expert professionals that specialize in a wide variety of esoteric testing services, cutting-edge research and development, education, and training in such areas as oncology, genetics, and infectious disease.

Dr. Goldman, a native of New York City, received a B.A. degree in Biology from the University of Pennsylvania and her Medical Degree from Columbia University. A Board Certified Anatomic and Clinical Pathologist, she performed her internship at St. Luke's Hospital in New York City and completed her Residency at UCLA Center for Health Services in Los Angeles. She has also completed additional post-graduate training at the University of North Carolina, Chapel Hill.

Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory organization with annual revenues of $1.5 billion in 1997. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analyses to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed-care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.


                               ###